Exhibit 20
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                                   Disclaimer

The offer for Shares and Bonds (the "Offer") is not being made, and will not be made, directly or indirectly, in the United States of America or any other country in which such offer may not be made absent registration or an exemption from registration granted by the competent authorities (such other countries, collectively, the "Other Countries"). Accordingly, copies of this document and any other documents relating to the Offer are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America or the Other Countries.

This document is not an offer of securities for sale in the United States of America or the Other Countries. Securities may not be offered or sold in the United States of America or the Other Countries absent registration or an exemption from registration. The Shares and the Bonds to be issued pursuant to the Offer have not been and will not be registered under the United States Securities Act of 1933, as amended, or under applicable laws of the Other Countries, and may not be offered, sold or delivered, directly or indirectly, in the United States of America or the Other Countries absent registration or an exemption from registration.

                Shareholders and Board of Directors meet in Ivrea

                                    OLIVETTI
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                        o SHAREHOLDERS APPOINT NEW BOARD
                      o NEW PROXIES APPROVED FOR DIRECTORS
   o BOARD APPROVES SHARE CAPITAL INCREASE AND CONVERTIBLE BOND FOR 4 BN EUROS
          o UN-UTILISED PORTION OF PROXIES FOR CAPITAL OPERATIONS TO BE REVOKED AT A FORTHCOMING SHAREHOLDERS' MEETING

                                                          Ivrea, 13 October 2001

At an ordinary meeting today, Olivetti shareholders appointed the company's new Board of Directors. The members of the Board are: Gilberto Benetton, Enrico Bondi, Carlo Buora, Lorenzo Caprio, Giorgio Cirla, Pier Luigi Fabrizi, Cesare Geronzi, Gianni Mion, Pietro Modiano, Giampietro Nattino, Alberto Pirelli, Carlo Alessandro Puri Negri, Antonio Tesone, Dario Trevisan, Marco Tronchetti Provera and Alberto Varisco.

At an extraordinary meeting at which shareholders examined the Olivetti-Telecom Italia Group's new industrial and financial plans, the following resolutions were carried:

         to grant the directors - pursuant to art. 2443 of the Italian Civil Code - proxies to raise share capital, in one or more operations over a period of five years as from the date of the resolution, for a maximum nominal value of 7 billion euros through the issuance of shares to be offered to rights-holders;


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         to grant the directors - pursuant to art. 2420 ter of the Italian Civil
Code - proxies to issue bonds and convertible bonds for a maximum nominal value of 10 billion euros, in one or more operations over a period of five years as from the date of the resolution.

The new proxies are in addition to the Board's existing and as yet un-utilised proxies to issue shares for an amount of approximately 1,232 million euros and bonds for an amount of approximately 2,464 million euros.

                                      *****

At a meeting held after the Shareholders' Meeting, the Board of Directors carried a resolution to raise share capital and issue a convertible bond for a maximum aggregate amount of 4,079,803,958 euros, by exercising the proxies granted by shareholders today and at the Extraordinary Meeting of 7 April 1999.

The details of the operation are as follows:

1) increase in share capital for a maximum of 4,079,803,958 euros, through issuance of a maximum of 4,079,803,958 common shares with a par value of 1 euro per share, ranking for dividend as from 1 January 2001, at a subscription price of 1 euro per share.

The shares are intended for a spot capital increase in the event of immediate subscription, and, alternatively, to service conversion of the new bonds.

2) issue of a convertible bond for a maximum nominal amount of 4,079,803,958 euros, consisting of a maximum of 4,079,803,958 bonds convertible into Olivetti common shares at a rate of one Olivetti common share for each bond held, with the following terms and conditions:

         maturity: 1 January 2010;

         nominal value: 1 euro;

         conversion period: the bonds will be convertible into Olivetti shares at any time as from the 60th day after the issue date - excluding the normal conversion suspension periods - up to and including 15 December 2009, at a rate of one common share for each bond held.

The bonds will bear a yield of between 3% and 4% to be subdivided between the annual coupon and a capitalised amount that will form the redemption premium.

The shares and bonds will be offered on an either/or basis, at the subscriber's choice, to the holders of Olivetti common shares and to the holders of the "Olivetti FRN 1998-2002 convertible into common shares" bond and the "Olivetti 1.5% 2001-2004 convertible with redemption premium" bond. They will be offered at a rate of one new share or one new bond for every two shares and/or convertible bonds held.



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Holders of any Olivetti shares arising from the exercise of currently outstanding Olivetti and Olivetti ex-Tecnost warrants exercised before tear-off of the right will also be entitled to subscribe for the new shares and bonds.

The company will announce the final terms and dates of the operation in a future statement.

Olivetti will apply for the new bonds to be admitted for official trading.

The shareholder Olimpia S.p.A will subscribe for its full quota, 50% in shares and 50% in convertible bonds.

As already announced, agreements have been reached with Italy's leading banks (Monte dei Paschi di Siena SpA, Banca Nazionale del Lavoro SpA, IntesaBCI SpA, Mediobanca SpA, Banca di Roma SpA, Banca IMI Sanpaolo, Unicredit Banca Mobiliare SpA.) and with major international financial institutions (BNP Paribas, J.P. Morgan Securities Ltd., Lehman Brothers International Europe, Merrill Lynch) to guarantee the success of the operation.

Each bank will be able to underwrite shares and convertible bonds in respect of its commitment, as it chooses, provided that the quantity of shares it underwrites does not exceed 50% of securities that it underwrites in respect of its guarantee.

A number of banks (currently IntesaBCI and Unicredito Italiano) have already stated their intention of underwriting bonds.

As previously announced, the operation is designed to improve Olivetti's debt/equity ratio. The use of the convertible bond tool to raise capital will enable Olivetti to reduce its overall debt-servicing burden, with immediate benefits for income and cash flow, since the loan repayment conditions will be less costly than those of current borrowings, while equity could rise in the interim as a result of conversions.

                                      *****

The Board of Directors confirmed Antonio Tesone as Company Chairman, Gilberto Benetton and Marco Tronchetti Provera as Deputy Chairmen (the latter also to act as Chief Executive Officer), Enrico Bondi and Carlo Buora as Chief Executive Officers.

The Board of Directors also approved unanimously the proposal of the Deputy Chairman and Chief Executive Officer Marco Tronchetti Provera to not exercise further the proxies to increase capital and to issue convertible bonds or bonds with Olivetti share warrants and to ask Shareholders to revoke the un-utilised portion of such proxies at a forthcoming meeting.

The Board formed a Remuneration Committee whose members are the Directors Antonio Tesone, Lorenzo Caprio and Pietro Modiano, and an Internal Control Committee whose members are the Directors Antonio Tesone, Lorenzo Caprio and Alberto Varisco, and approved the respective codes




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